Corporate Organizational Structure



Corporate Structure



*Reports into Stuart Jennings, Head of Compliance - EMEA.

Fitch Ratings, Inc. Organizational Structure



*Not included in Item 3 of Form NRSRO.
+Not engaged in the provision of credit rating services and not included in Item 3 of the Form NRSRO.

Fitch Ratings Ltd Organizational Structure



*Not included in Item 3 of Form NRSRO.
++Fitch Ratings CIS Ltd is incorporated in England and does business in Russia and the CIS through its sole branch.
^Minority owned by Fitch Ratings Ltd.
#Fitch Ratings Ltd does not own any equity directly in these entities.